EXHIBIT 99.1

Eupraxia Pharmaceuticals’ First Release of EoEHSS Sub Scores Data from its Ongoing Phase 1b/2a RESOLVE Trial in Eosinophilic Esophagitis at Digestive Disease Week

  EoEHSS (EoE Histology Scoring System) is a standardized method used to monitor esophageal tissue damage in EoE patients. Sub scores of EoEHSS are reported to specifically evaluate the tissue inflammation and tissue architecture (which is a measure of fibrosis)
  EoEHSS sub scores for inflammation demonstrated improvements in all reported cohorts at both 12 weeks (n=31) and 36 weeks (n=27)
  EoEHSS sub scores for tissue architecture (fibrosis) demonstrated improvements across most reported cohorts at 12 and 36 weeks
  The largest response in both the inflammatory and the architectural (fibrosis) sub scores was seen at the highest dose tested

VANCOUVER, British Columbia, May 06, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. ("Eupraxia" or the "Company") (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced the first release of sub score data from the Eosinophilic Esophagitis Histologic Scoring System (“EoEHSS”) in its ongoing Phase 1b/2a part of the RESOLVE trial evaluating EP-104GI for the treatment of eosinophilic esophagitis ("EoE"). These data were also presented this week at the Digestive Disease Week (“DDW”) conference in Chicago.

"EoEHSS is a diagnostic tool used by physicians conducting clinical trials in EoE patients to measure tissue health,” said Dr. James A. Helliwell, Chief Executive Officer of Eupraxia. “It is an important, validated measurement of the severity of EoE disease in the esophagus of patients. EoEHSS has sub scores that measure specific indicators of inflammation and fibrosis. The sub-score data from the highest dose cohorts in the RESOLVE study were reported for the first time at DDW and demonstrated improvement in both inflammation and fibrosis following treatment with EP-104GI. This is consistent with the improvements we have seen in EoE symptoms and with our recently reported endoscope scoring (EREFS) data and suggests treatment with EP-104GI may have an important benefit for EoE patients.”

Key highlights from the DDW presentation:

EoEHSS is a standardized method used to monitor esophageal tissue damage in EoE patients. It is comprised of eight individual features: four evaluating inflammation (EoEHSS-i) and four evaluating architectural and fibrotic aspects (EoEHSS-a) of the disease. Each sub score measures both grade (severity of the disease feature) and stage (extent of the disease feature).

In the Phase 1b/2a portion of the RESOLVE trial, EoEHSS data were measured on all cohorts at baseline, week-4, week-12, and for patients in Cohorts 5-9 at week 36.

  Data on EoEHSS sub scores were presented at DDW for cohorts followed up to 52 weeks (cohorts 5-9)
  Data were presented on EoEHSS-i and EoEHSS-a for these cohorts at week 12 and at week 36 (with the exception of week 36 data from cohort 8b which has not yet been measured)
  For EoEHSS-i (measuring inflammation) improvements in both grade and stage were seen across all cohorts presented at week 12 and week 36
  For EoEHSS-a (measuring architectural and fibrotic aspects of the disease) improvements in both grade and stage were seen across most cohorts presented at week 12 and week 36
  The largest improvements in both sub scores at week 12 and week 36 were observed for the highest dose (cohort 9). In this cohort:
    The improvement in EoEHSS-i grade and stage was greater than 90% at both 12 and 36 weeks
    The improvement in EoEHSS-a grade and stage was greater than 83% at both 12 and 36 weeks

A summary of the above results are posted in the Scientific Publications section of the Eupraxia Pharmaceuticals website and can be found here.

About the RESOLVE Trial

The Phase 1b/2a part of the RESOLVE trial is a multicenter, open-label, dose-escalation study evaluating the safety, tolerability, pharmacokinetics, and efficacy of EP-104GI in adults with histologically confirmed active EoE. The treatment is administered as a single dose via 4 to 20 esophageal wall injections, with dose escalations modifying either the dose per site and/or the number of sites. Participants were followed for up to 24 weeks in Cohorts 1-4 (4x1mg, 8x1mg, 8x2.5mg and 12x2.5mg) or 52 weeks in Cohorts 5-9 (12x4mg, 16x4mg, 20x4mg, 20x6mg and 20x8mg). Eupraxia plans to disclose additional data from the open-label Phase 1b/2a part of the RESOLVE trial in the coming months.

The Phase 2b part of the RESOLVE trial, a randomized placebo-controlled study of EP-104GI, is currently recruiting both the 120mg (20x6mg) and 160mg (20x8mg) doses. The top-line data from the Phase 2b part of the RESOLVE trial is expected in Q4 2026.

About Eosinophilic Esophagitis (EoE)

EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview Healthcare Partners, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the healthcare system and the individual.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians intend to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", “indicates”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the interpretation of the 36-week data from the RESOLVE trial, including with respect to tissue health, inflammation and fibrosis, and symptom response; the Company’s expected timing of reporting additional data from the RESOLVE trial, including the Phase 2b portion thereof; the Company's product candidates, including their expected benefits with respect to safety, tolerability, efficacy and duration of effect and their potential use in therapeutic areas beyond pain and inflammatory gastrointestinal disease; the expectations regarding the advancement of the Company’s product candidates through clinical development; the results of clinical trials of the Company's product candidates; the potential for the Company’s technology to impact the drug delivery process; the potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the possibility that the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the possibility that the Company's technology may not be successful for its intended use; the fact that the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the possibility that the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the possibility that the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the possibility that the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the fact that the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the fact that the Company relies on external contract research organizations to provide clinical and non-clinical research services; the possibility that the Company may not be able to successfully execute its business strategy; the fact that the Company will require additional financing, which may not be available; the fact that any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617-283-2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.